COMPASS GROUP DIVERSIFIED HOLDINGS LLC
301 Riverside Avenue
Second Floor
Westport, Connecticut 06880
(203) 221-1703

September 18, 2017
VIA EDGAR

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Compass Diversified Holdings
Form 10-K for the Year Ended December 31, 2016
Filed March 2, 2017
File No. 001-34927

Dear Mr. O'Brien,
On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 7, 2017 relating to the above-captioned Form 10-K for the Year Ended December 31, 2016 filed with the Commission on March 2, 2017 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to Holdings and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of Holdings and the Company only.

Form 10-K for the year ending December 31, 2016

Management's Discussion and Analysis, page 76

Results of Operations

1.
We have read your response to prior comment 1 from our letter dated July 24, 2017. Rule 11-02(c)(2)(i) of Regulation S-X states that pro forma condensed statements of income shall be provided for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Pro forma information for additional periods may be provided in MD&A provided that such information is not in more detail than revenues and cost of sales. Your current presentation of pro forma information does not appear to comply with the guidance of Article 11 of Regulation S-X. Please revise accordingly.

We confirm that we will comply with the Staff’s comment in future filings by revising our presentation of pro forma information to comply with the guidance of Article 11 of Regulation S-X.

2.
Please revise your results of operations discussion to make it more apparent whether historical or pro forma amounts are being discussed. For example, if pro forma amounts are being discussed on page 85 under the line item headings, please revise the line item heading descriptions to clearly indicate that these are pro forma amounts by using descriptions such as pro forma net sales and pro forma (loss) income from operations. In this regard, in your discussion of cost of sales on page 85, you refer to a $17.4 million expense incurred during the year ended December 31, 2016 related to inventory step-up resulting from the acquisition purchase price allocation. Note (a) at the top of page 85 indicates that this is the expense amount actually recognized in your historical financial statements rather than the amount that would be recognized in pro forma financial information pursuant to Article 11 of Regulation S-X. It is not clear whether historical or pro forma amounts are being discussed.

We confirm that we will comply with the Staff’s comment in future filings by revising our results of operations discussion to make it more apparent whether historical or pro forma amounts are being discussed.

We hope that you will find our response to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact Ryan J. Faulkingham at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ Ryan J. Faulkingham
Ryan J. Faulkingham
Chief Financial Officer

cc:	Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
Mr. Toby D. Merchant, Squire Patton Boggs (US) LLP

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